Exhibit 99.1

•                  Q2 REVENUES OF £163.9 MILLION

•                  Q2 ADJUSTED EBITDA OF £67.8 MILLION

•                  Q2 OPERATING PROFIT OF £28.7 MILLION

MANCHESTER, England. — 8 February 2018 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2018 fiscal second quarter ended 31 December 2017.

Highlights

•                  Extended manager Jose Mourinho’s contract

•                  Revenue for the quarter £163.9m — up 4% from second quarter 2017

•                  Announced Melitta as the Club’s first official coffee partner

Commentary

Ed Woodward, Executive Vice Chairman, commented, “Our solid business model has allowed us to invest in the future of the Club with the extension of Jose Mourinho’s contract as manager and the acquisition of Alexis Sanchez. We look forward to the remainder of the season with confidence.”

Outlook

For fiscal 2018, Manchester United continues to expect:

•                  Revenue to be £575m to £585m.

•                  Adjusted EBITDA to be £175m to £185m.

Key Financials (unaudited)

	Three months ended 31 December			Six months ended 31 December
£ million (except (loss)/earnings per share)	2017	2016	Change	2017	2016	Change
Commercial revenue	65.4	66.8	(2.1)%	145.9	141.1	3.4%
Broadcasting revenue	61.6	52.5	17.3%	99.7	81.6	22.2%
Matchday revenue	36.9	38.6	(4.4)%	59.3	55.4	7.0%
Total revenue	163.9	157.9	3.8%	304.9	278.1	9.6%
Adjusted EBITDA(1)	67.8	69.0	(1.7)%	104.4	100.2	4.2%
Operating profit	28.7	37.6	(23.7)%	43.9	43.8	0.2%

(Loss)/profit for the period (i.e. net (loss)/income) (2)	(29.0)	17.5	—	(21.1)	18.7	—
Basic (loss)/earnings per share (pence)	(17.71)	10.69	—	(12.87)	11.40	—
Adjusted profit for the period (i.e. adjusted net income)(1)	15.1	17.4	(13.2)%	21.3	18.2	17.0%
Adjusted basic earnings per share (pence)(1)	9.23	10.63	(13.2)%	12.99	11.07	17.3%

Net debt(1)/(3)	328.6	409.3	(19.7)%	328.6	409.3	(19.7)%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The US federal corporate income tax rate has reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the loss for the three and six months ended 31 December 2017 includes a non-cash tax accounting write off of £48.8 million.

(3) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £65.4 million, a decrease of £1.4 million, or 2.1%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £39.4 million, a decrease of £1.3 million, or 3.2%, over the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £26.0 million, a decrease of £0.1 million, or 0.4% over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £61.6 million, an increase of £9.1 million, or 17.3%, over the prior year quarter, primarily due to participation in the UEFA Champions League and two additional PL games broadcast live.

Matchday

Matchday revenue for the quarter was £36.9 million, a decrease of £1.7 million, or 4.4%, over the prior year quarter, primarily due to playing two fewer domestic cup home games.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £136.2 million, an increase of £15.0 million, or 12.4%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £69.6 million, an increase of £6.0 million, or 9.4%, over the prior year quarter, primarily due to player salary uplifts due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £26.5 million, an increase of £1.2 million, or 4.7%, over the prior year quarter.

Depreciation & amortization

Depreciation for the quarter was £2.8 million, a decrease of £0.1 million, or 3.4%, over the prior year quarter. Amortization for the quarter was £37.3 million, an increase of £3.1 million, or 9.1%, over the prior year quarter. The unamortized balance of registrations at 31 December 2017 was £341.8 million.

Exceptional items

Exceptional items for the quarter were £nil. Exceptional credit for the prior year quarter was £4.8 million, relating to a reversal of a registrations impairment charge for a player considered to be re-established as a member of the first team playing squad.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £1.0 million compared to a profit of £0.9 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £4.3 million, a decrease of £7.7 million, or 64.2%, over the prior year quarter, primarily due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax

The US federal corporate income tax rate has reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the current quarter expense includes a non-cash tax accounting write off of £48.8 million. Accordingly, the tax expense for the quarter was £53.4 million, compared to £8.1 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate changes) decreased by £60.9 million in the quarter compared to a decrease of £41.6m in the prior year quarter.

Net cash used in operating activities for the quarter was £44.4 million, an increase of £1.9 million over the prior year quarter.

Net capital expenditure on property, plant and equipment and investment property for the quarter was £4.1 million, an increase of £2.0 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £11.8 million, an increase of £8.1 million over the prior year quarter.

Net Debt

Net Debt as of 31 December 2017 was £328.6 million, a decrease of £80.7 million over the year. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share was paid on 5 January 2018. A further semi-annual cash dividend of $0.09 per share will be paid on 5 June 2018, to shareholders of record on 27 April 2018. The stock will begin to trade ex-dividend on 26 April 2018.

Conference Call Information

The Company’s conference call to review second quarter fiscal 2018 results will be broadcast live over the internet today, 8 February 2018 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 140-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of (loss)/profit for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on a normalized tax rate of 35%; 2016: 35%). The normalized tax rate of 35% was the US federal corporate income tax rate applicable during the period.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35% applicable during the period. A reconciliation of (loss)/profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                        Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.                        Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2017	2016	2017	2016
Commercial % of total revenue	39.9%	42.3%	47.9%	50.7%
Broadcasting % of total revenue	37.6%	33.3%	32.7%	29.4%
Matchday % of total revenue	22.5%	24.4%	19.4%	19.9%
Home Matches Played
PL	7	7	11	10
UEFA competitions	2	2	3	3
Domestic Cups	—	2	1	2
Away Matches Played
UEFA competitions	2	2	4	3
Domestic Cups	2	—	2	1

Other
Employees at period end	923	839	923	839
Employee benefit expenses % of revenue	42.5%	40.3%	45.8%	45.2%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2017/18 season*	4	7	5	3	19
2016/17 season	3	7	4	5	19

*Subject to changes in broadcasting scheduling

Contacts

Manchester United plc	Manchester United plc
Investor Relations:	Media:
Cliff Baty	Philip Townsend
Chief Financial Officer	+44 161 868 8148
+44 161 868 8650	philip.townsend@manutd.co.uk
ir@manutd.co.uk

Sard Verbinnen & Co
Jim Barron / Devin Broda
+ 1 212 687 8080
JBarron@SARDVERB.com
dbroda@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2017	2016	2017	2016
Revenue	163,962	157,858	304,942	278,071
Operating expenses	(136,252)	(121,156)	(279,288)	(243,398)
Profit on disposal of intangible assets	1,013	915	18,292	9,120
Operating profit	28,723	37,617	43,946	43,793
Finance costs	(4,533)	(12,116)	(5,534)	(18,214)
Finance income	170	131	388	311
Net finance costs	(4,363)	(11,985)	(5,146)	(17,903)
Profit before tax	24,360	25,632	38,800	25,890
Tax expense (1)	(53,446)	(8,099)	(59,939)	(7,196)
(Loss)/profit for the period (1)	(29,086)	17,533	(21,139)	18,694

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence) (1)	(17.71)	10.69	(12.87)	11.40
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025	164,195	164,025
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence) (1)/(2)	(17.71)	10.66	(12.87)	11.36
Weighted average number of ordinary shares outstanding (thousands)	164,585	164,489	164,585	164,489

(1) The US federal corporate income tax rate has reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the current period tax expense includes a non-cash tax accounting write off of £48.8 million. Accordingly, this has resulted in a loss for the period and basic and diluted loss per share for the period.

(2) For the three and six months ended 31 December 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of	As of	As of
	31 December	30 June	31 December
	2017	2017	2016
ASSETS
Non-current assets
Property, plant and equipment	246,673	244,738	244,064
Investment property	13,901	13,966	14,049
Intangible assets	770,076	717,544	773,260
Derivative financial instruments	1,192	1,666	2,435
Trade and other receivables	10,560	15,399	4,280
Tax receivable	1,882	—	—
Deferred tax asset	80,341	142,107	144,942
	1,124,625	1,135,420	1,183,030
Current assets
Inventories	1,918	1,637	1,093
Derivative financial instruments	2,704	3,218	4,583
Trade and other receivables	105,753	103,732	124,395
Cash and cash equivalents	155,312	290,267	122,704
	265,687	398,854	252,775
Total assets	1,390,312	1,534,274	1,435,805

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of	As of	As of
	31 December	30 June	31 December
	2017	2017	2016
EQUITY AND LIABILITIES
Equity
Share capital	53	53	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(24,209)	(31,724)	(43,237)
Retained earnings	171,500	191,436	192,999
	465,196	477,617	467,666
Non-current liabilities
Derivative financial instruments	—	655	2,656
Trade and other payables	70,331	83,587	64,967
Borrowings	474,748	497,630	525,830
Deferred revenue	32,704	39,648	32,927
Deferred tax liabilities	31,834	20,828	13,274
	609,617	642,348	639,654
Current liabilities
Derivative financial instruments	—	1,253	2,925
Tax liabilities	3,704	9,772	5,453
Trade and other payables	182,965	190,315	166,710
Borrowings	9,160	5,724	6,158
Deferred revenue	119,670	207,245	147,239
	315,499	414,309	328,485
Total equity and liabilities	1,390,312	1,534,274	1,435,805

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended		Six months ended
	31 December		31 December
	2017	2016	2017	2016
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(38,440)	(40,633)	(11,489)	23,150
Interest paid	(1,621)	(1,743)	(9,639)	(9,647)
Interest received	170	131	388	311
Tax paid	(4,530)	(211)	(5,768)	(3,663)
Net cash (used in)/generated from operating activities	(44,421)	(42,456)	(26,508)	10,151
Cash flows from investing activities
Payments for property, plant and equipment	(4,243)	(2,151)	(8,587)	(3,708)
Proceeds from sale of property, plant and equipment	75	—	75	—
Payments for investment property	—	(15)	—	(659)
Payments for intangible assets	(12,000)	(6,563)	(129,121)	(165,411)
Proceeds from sale of intangible assets	256	2,909	32,442	39,068
Net cash used in investing activities	(15,912)	(5,820)	(105,191)	(130,710)
Cash flows from financing activities
Repayment of borrowings	(106)	(100)	(206)	(194)
Net cash used in financing activities	(106)	(100)	(206)	(194)
Net decrease in cash and cash equivalents	(60,439)	(48,376)	(131,905)	(120,753)
Cash and cash equivalents at beginning of period	216,236	164,277	290,267	229,194
Effects of exchange rate changes on cash and cash equivalents	(485)	6,803	(3,050)	14,263
Cash and cash equivalents at end of period	155,312	122,704	155,312	122,704

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2          Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended		Six months ended
	31 December		31 December
	2017	2016	2017	2016
	£’000	£’000	£’000	£’000
(Loss)/profit for the period	(29,086)	17,533	(21,139)	18,694
Adjustments:
Tax expense	53,446	8,099	59,939	7,196
Net finance costs	4,363	11,985	5,146	17,903
Profit on disposal of intangible assets	(1,013)	(915)	(18,292)	(9,120)
Exceptional items	—	(4,753)	—	(4,753)
Amortization	37,335	34,216	73,389	65,021
Depreciation	2,755	2,851	5,329	5,263
Adjusted EBITDA	67,800	69,016	104,372	100,204

3                               Reconciliation of (loss)/profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended		Six months ended
	31 December		31 December
	2017	2016	2017	2016
	£’000	£’000	£’000	£’000
(Loss)/profit for the period	(29,086)	17,533	(21,139)	18,694
Exceptional items	—	(4,753)	—	(4,753)
Foreign exchange (gains)/losses on unhedged US dollar borrowings	(1,328)	4,983	(6,824)	7,094
Fair value movement on derivative financial instruments	291	973	845	(301)
Tax expense	53,446	8,099	59,939	7,196
Adjusted profit before tax	23,323	26,835	32,821	27,930

Adjusted tax expense (using a normalized US statutory rate of 35% (2016: 35%))	(8,163)	(9,392)	(11,487)	(9,776)
Adjusted profit for the period (i.e. adjusted net income)	15,160	17,443	21,334	18,154

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	9.23	10.63	12.99	11.07
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025	164,195	164,025
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	9.21	10.60	12.96	11.04
Weighted average number of ordinary shares outstanding (thousands)	164,585	164,489	164,585	164,489

4                               Cash (used in)/generated from operations

	Three months ended		Six months ended
	31 December		31 December
	2017	2016	2017	2016
	£’000	£’000	£’000	£’000
(Loss)/profit for the period	(29,086)	17,533	(21,139)	18,694
Tax expense	53,446	8,099	59,939	7,196
Profit before tax	24,360	25,632	38,800	25,890
Depreciation	2,755	2,851	5,329	5,263
Amortization	37,335	34,216	73,389	65,021
Reversal of impairment	—	(4,753)	—	(4,753)
Profit on disposal of intangible assets registrations	(1,013)	(915)	(18,292)	(9,120)
Net finance costs	4,363	11,974	5,146	17,903
Profit on disposal of property, plant and equipment	(75)	—	(75)	—
Equity-settled share-based payments	618	481	1,203	938
Foreign exchange losses on operating activities	9	2,914	1,000	878
Reclassified from hedging reserve	3,707	480	7,708	1,246
Changes in working capital:
Inventories	156	329	(281)	(167)
Trade and other receivables	(24,836)	(58,064)	(8,163)	(18,617)
Trade and other payables and deferred revenue	(85,819)	(55,778)	(117,253)	(61,332)
Cash (used in)/generated from operations	(38,440)	(40,633)	(11,489)	23,150